Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333-165057 September 2, 2010

Contacts:
Media Relations
Christine Hudacko	Lance Berg
415-670-2687	415-670-2045
christine.hudacko@blackrock.com	lance.berg@blackrock.com

BlackRock Announces Further Refinements to iShares Gold Trust

First US-Listed Gold ETF to be fully allocated daily to minimize risks

SAN FRANCISCO, September 2, 2010 - BlackRock, Inc. (NYSE: BLK) today announced that the iShares Exchange Traded Funds (ETFs) business, the world’s largest provider of ETFs, has made further refinements to the iShares Gold Trust (NYSEArca: IAU). These changes will make the Trust the first US-listed gold ETF to be fully allocated daily. In addition, the name of the Trust has been changed to the iShares Gold Trust to more clearly reflect that the Trust holds only physical bullion, not futures.

“We continue to make refinements to the iShares Gold Trust to meet growing demand for gold investing and to meet clients’ specific needs,” said Noel Archard, Head of US iShares Product at BlackRock. “The Trust’s new custodian, JPMorgan Chase Bank, N.A., London branch, is providing daily 100% allocation of the gold bullion. We understand client concerns with exposure to unallocated gold and, as part of these refinements we’ve taken steps to minimize risks from unallocated gold exposure.”

Each business day, the trusts assets will be fully allocated, so that, at the end of such business day, no gold is held in unallocated form. The custodian will not allow issuances of shares on unallocated amounts.

These changes are part of the continuing refinements the firm has made to the Trust. In June 2010, the firm announced several changes to the iShares Gold Trust including: reducing the share price - and increasing the Trust’s shares outstanding - through a 10-for-1 share split, and lowering the Trust’s sponsor fee to 0.25% by leveraging BlackRock’s broader platform to drive greater operating efficiencies for the Trust.

About BlackRock

BlackRock is a leader in investment management, risk management and advisory services for institutional and retail clients worldwide. At June 30, 2010, BlackRock’s AUM was $3.15 trillion. BlackRock offers products that span the risk spectrum to meet clients’ needs, including active, enhanced and index strategies across markets and asset classes. Products are offered in a variety of structures including separate accounts, mutual funds, iShares® exchange traded funds, and other pooled investment vehicles. BlackRock also offers risk management, advisory and enterprise investment system services to a broad base of institutional investors through BlackRock Solutions®. Headquartered in New York City, as of March 31, 2010, the firm has approximately 8,500 employees in 24 countries and a major presence in key global markets, including North and South America, Europe, Asia, Australia and the Middle East and Africa. For additional information, please visit the Company’s website at www.blackrock.com.

About iShares

iShares is the global product leader in exchange traded funds with over 430 funds globally across equities, fixed income and commodities, which trade on 16 exchanges worldwide. The iShares Funds are bought and sold like common stocks on securities exchanges. The iShares

Funds are attractive to many individual and institutional investors and financial intermediaries because of their relative low cost, tax efficiency and trading flexibility. Investors can purchase and sell shares through any brokerage firm, financial advisor, or online broker, and hold the funds in any type of brokerage account. The iShares customer base consists of the institutional segment of pension plans and fund managers, as well as the retail segment of financial advisors and high net worth individuals.

iShares Gold Trust (“Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents the Trust has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iShares.com or EDGAR on the SEC website at www.sec.gov. Alternatively, the Trust will arrange to send you the prospectus if you request it by calling toll-free 1-800-474-2737.

Investing involves risk, including possible loss of principal. The iShares Gold Trust (“Trust”) is not an investment company registered under the Investment Company Act of 1940 or a commodity pool for purposes of the Commodity Exchange Act. Shares of the Trust are not subject to the same regulatory requirements as mutual funds. Because shares of the Trust are created to reflect the price of the gold held by the Trust, the market price of the shares will be as unpredictable as the price of gold has historically been. Additionally, shares of the Trust are bought and sold at market price (not NAV). Brokerage commissions will reduce returns.

Shares of the Trust are created to reflect, at any given time, the market price of gold owned by the trust at that time less the trust’s expenses and liabilities. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. If an investor sells the shares at a time when no active market for them exists, such lack of an active market will most likely adversely affect the price received for the shares. For a more complete discussion of the risk factors relative to the Trust, carefully read the prospectus.

Following an investment in shares of the Trust, several factors may have the effect of causing a decline in the prices of gold and a corresponding decline in the price of the shares. Among them: (i) Large sales by the official sector. A significant portion of the aggregate world gold holdings is owned by governments, central banks and related institutions. If one or more of these institutions decides to sell in amounts large enough to cause a decline in world gold prices, the price of the shares will be adversely affected. (ii) A significant increase in gold hedging activity by gold producers. Should there be an increase in the level of hedge activity of gold producing companies, it could cause a decline in world gold prices, adversely affecting the price of the shares. (iii) A significant change in the attitude of speculators and investors towards gold. Should the speculative community take a negative view towards gold, it could cause a decline in world gold prices, negatively impacting the price of the shares.

The amount of gold represented by shares of the Trust will decrease over the life of the trust due to sales necessary to pay the sponsor’s fee and trust expenses. Without increase in the price of gold sufficient to compensate for that decrease, the price of the shares will also decline, and investors will lose money on their investment. The Trust will have limited duration. The liquidation of the trust may occur at a time when the disposition of the trust’s gold will result in losses to investors.

Although market makers will generally take advantage of differences between the NAV and the trading price of Trust shares through arbitrage opportunities, there is no guarantee that they will do so. There is no guarantee an active trading market will develop for the shares, which may result in losses on your investment at the time of disposition of your shares. The value of the shares of the Trust will be adversely affected if gold owned by the trust is lost or damaged in circumstances in which the trust is not in a position to recover the corresponding loss. The Trust is a passive investment vehicle. This means that the value of your shares may be adversely affected by trust losses that, if the trust had been actively managed, it might have been possible to avoid.

Shares of the iShares Gold Trust are not deposits or other obligations of or guaranteed by BlackRock, Inc., and its affiliates, and are not insured by the Federal deposit Insurance Corporation or any other governmental agency.

BlackRock Asset Management International Inc. (“BAMII”) is the sponsor of the Trust. BlackRock Fund Distribution Company (“BFDC”), a subsidiary of BAMII, assists in the promotion of the Trust. BAMII is an affiliate of BlackRock, Inc.

Although shares of the iShares Gold Trust may be bought or sold on the exchange through any brokerage account, shares of the Trust are not redeemable from the Trust except in large aggregated units called Baskets.

©2010 BlackRock Institutional Trust Company, N.A. All rights reserved. iShares® is a registered trademark of BlackRock Institutional Trust Company, N.A. All other trademarks, servicemarks or registered trademarks are the property of their respective owners.